Royal Bakery Holdings, Inc.

405 Old County Rd.

Belmont, CA 94002

September 12 2014

VIA EDGAR

Ms. Block

Attorney Advisor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:      Royal Bakery Holdings, Inc. (the “Registrant”)

  Registration Statement on Form S-1/A (the “Registration Statement”)

  File No. 333-193143

  Request for Acceleration of Effectiveness

Dear Ms. Block:

We filed the Registration Statement on Form S-1 on December 31, 2013 and amended it on April 25, 2014, July 2, 2014, July 28, 2014 and September 3, 2014 (“Amendment No. 4”). Pursuant to Rule 461 under the Securities Act of 1933, as amended, the above-referenced Registrant respectfully requests acceleration of the effective date to September 17, 2014 at 9:30 (EDT) or as soon as practicable thereafter of its Registration Statement filed on Form S-1 on December 31, 2013 and amended by Amendment No. 4.

The Company acknowledges that:

(a)	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please contact our counsel, William Rosenstadt, at 212-588-0022.

Sincerely,

Royal Bakery Holdings, Inc.

/s/ Nikki Ma
Nikki Ma
Chief Operating Officer, Secretary